STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York  10038

March __, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Fund"), transmitted for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), is Post-Effective Amendment No. 58 (the "Amendment") to the Fund's Registration Statement (the "Registration Statement") on Form N-1A filed with the Securities and Exchange Commission (the "Commission").

The Amendment is marked to show changes made in response to comments of the Commission's staff (the "Staff") on Amendment No. 55 to the Registration Statement filed on January 14, 2011 that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on February 28, 2011 and to comments of the Staff on Amendment No. 57 to the Registration Statement filed on February 14, 2011 that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on March 15, 2011.

For the convenience of the Staff and for completeness purposes, the Staff's comments have been restated below in their entirety, and the Fund's response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment; references to page numbers in our responses are to those in the prospectus filed in the Amendment.  As discussed with the Staff, we understand that to the extent a Staff comment made with respect to disclosure for one of the Fund's Portfolios may apply to another Portfolio covered by the Amendment, it should be so applied, and we have applied each comment to the other Portfolios as applicable.

COMMENTS TO AMENDMENT NO. 55

Prospectus—Summary Section

—Lazard U.S. Equity Value Portfolio—Fees and Expenses; Performance Bar Chart and Table; Average Annual Total Returns

1.	Staff Comment: Please include the Portfolio's fee waiver agreement as an exhibit in the Amendment. This comment applies to all Portfolios with a fee waiver arrangement.

Response:  A fee waiver agreement covering all of the Portfolios is included as exhibit (d)(2) to the Amendment (the "Expense Limitation Agreement").

2.	Staff Comment: Please add the following language at the end of first sentence under "Performance Bar Chart and Table": "compared to those of a broad measure of market performance."

Response:  The requested change has been made in the disclosure for all Portfolios for which performance is shown.

3.
Staff Comment:  Please add to the caption "Open Shares" the following language:  "(Returns Before Taxes)."  In addition, as required by Form N-1A, in the Average Annual Total Returns table, please add to the caption "Russell 1000 Value Index" the following language:  "(reflects no deduction for fees, expenses or taxes)."

Response:  The requested changes (or similar conforming changes) have been made in the disclosure for all Portfolios for which performance is shown.

—Lazard U.S. Strategic Equity Portfolio—Fees and Expenses

4.	Staff Comment: Please confirm that there will be no recoupment of any fee waivers or expense reimbursements for this Portfolio or any other Portfolios.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from any Portfolios for the fee waivers and expense reimbursements as currently in effect pursuant to the Expense Limitation Agreement.

—Lazard U.S. Mid Cap Equity Portfolio—Principal Investment Risks

5.	Staff Comment: Please consider adding disclosure addressing the principal risks of investing in small cap companies.

Response:  The risk disclosure in the second paragraph has been revised as follows:

Small and mid cap companies carry additional risks because their earnings tend to be less predictable, their share prices more volatile and their securities less liquid than larger, more established companies.  The shares of small and mid cap companies tend to trade less frequently than those of larger companies, which can have an adverse effect on the pricing of these securities and on the ability to sell these securities when the Investment Manager deems it appropriate.

The revised disclosure is the same as that used for Lazard U.S. Small-Mid Cap Equity Portfolio.

—Lazard U.S. Small-Mid Cap Equity Portfolio—Principal Investment Strategies; Average Annual Total Returns

6.
Staff Comment:  The portfolio turnover rate for the fiscal year ended December 31, 2009 was 195%.  Please confirm whether the Portfolio engages in frequent and active trading as a principal strategy.  If so, please add disclosure regarding this strategy.

Response:  The following disclosure has been added for this Portfolio, Lazard Developing Markets Equity Portfolio and Lazard Capital Allocator Opportunistic Strategies Portfolio:

The Portfolio's investment strategy may involve high portfolio turnover (such as 100% or more).  A portfolio turnover rate of 100%, for example, is equivalent to the Portfolio buying and selling all of its securities once during the course of the year.  A high portfolio turnover rate could result in high brokerage costs and an increase in taxable capital gains distributions to the Portfolio's shareholders.

7.	Staff Comment: Please explain the relevance of the secondary index – the Russell 2000/2500 Linked Index (the "Linked Index") – in the Average Annual Total Returns table.

Response:  A change in the Portfolio's policy with respect to the investment of at least 80% of its assets (the "80% Test"), and a change in the Portfolio's name from Lazard U.S. Small Cap Equity Portfolio to Lazard U.S. Small-Mid Cap Equity Portfolio, took effect on August 25, 2008.  Prior to August 25, 2008, the Portfolio's 80% Test was to invest, under normal circumstances, at least 80% of the Portfolio's assets in equity securities of small cap U.S. companies, and the Portfolio compared its performance to the Russell 2000® Index.  Currently, the Portfolio's 80% Test is to invest, under normal circumstances, at least 80% of the Portfolio's assets in equity securities of small-mid cap U.S. companies, and the Portfolio compares its performance to the Russell 2500® Index.  The Linked Index is included in the Average Annual Total Returns table to provide index returns reflective of the change in the 80% Test.

—Lazard International Equity Portfolio—Principal Investment Strategies

8.
Staff Comment:  Please explain the Portfolio's policy with regard to the minimum amount/percentage invested in non-U.S. securities.  Please also confirm that the Portfolio, under normal circumstances, invests at least 40% in non-U.S. securities.  This comment applies to all of the international Portfolios.

Response:  Each international Portfolio has a policy to invest "primarily" in equity securities of non-U.S. companies.  The Fund interprets "primarily" to mean at least 65% of its assets.  (See Former Guide 1 to Form N-1A, Investment Company Act Rel. No. 13436 (Aug. 12, 1983), at II.B and Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001), at n. 6, 37.)  Fund management has confirmed to us that each international Portfolio currently invests in excess of 65% of its assets in non-U.S. securities.

—Lazard International Strategic Equity Portfolio—Principal Investment Strategies

9.
Staff Comment:  The portfolio turnover rate for the fiscal year ended December 31, 2009 was 129%.  Please confirm whether the Portfolio engages in frequent and active trading as a principal strategy.  If so, please add disclosure regarding this strategy.

Response:  Although the portfolio turnover rate for the fiscal year ended December 31, 2009 was 129%, the portfolio turnover rate for the fiscal year ended December 31, 2010 was 55%.  The Portfolio does not engage in frequent and active trading as a principal strategy.  In 2009, the portfolio turnover rate was higher than is usual for the Portfolio due to extremely volatile market conditions.

—Lazard Emerging Markets Multi-Strategy Portfolio—Fees and Expenses; Principal Investment Strategies

10.	Staff Comment: Please confirm that there are no Acquired Fund Fees and Expenses for this Portfolio. If there are Acquired Fund Fees and Expenses, please add this as a line item to the table.

Response:  Fund management has advised us that there are not anticipated to be Acquired Fund Fees and Expenses for this Portfolio for the current fiscal year.

11.
Staff Comment:  Please add "("junk")" after "non-investment grade" in the second bullet of the second paragraph and after "below investment grade" in the second sentence of the fourth paragraph under "Principal Investment Strategies."

Response:  The requested changes have been made.

12.	Staff Comment: Please confirm that there is disclosure in either the Prospectus or the SAI describing what constitutes "investments that are economically tied to emerging market countries."

Response:  The SAI, on pages 22-23, contains the following statement:  "The Portfolios consider emerging market countries to include all countries represented by the Morgan Stanley Capital International ("MSCI®") Emerging Markets Index and other countries not considered developed countries by MSCI, and investments in emerging markets may include those companies included in the MSCI Emerging Markets Index and companies with their principal business activities located in, or that have 50% or more of their assets in or revenue or net income from, emerging market countries."

—Lazard Capital Allocator Opportunistic Strategies Portfolio—Principal Investment Strategies

13.	Staff Comment: Please explain whether the puts written by the Portfolio will be covered or uncovered.

Response:  The relevant disclosure states that the Portfolio may "write put and covered call options on securities."  A so-called "covered call" (an investment term) would be covered by the Portfolio holding in its portfolio the security on which the call is written—with the security covering the Portfolio's obligation, as the call option writer, to deliver the underlying security upon exercise of the call.  While there is no similar term "covered put" as an investment term (because there is no underlying covering security to hold, because the put option purchaser holds the underlying security), the Portfolio would cover its written put options in compliance with interpretations of the Commission and the Staff to avoid the put option from being treated as a "senior security" under Section 18 of the 1940 Act, such as by segregating permissible liquid assets having a value equal to or greater than the exercise price of the option to fulfill the obligation undertaken.

COMMENTS TO AMENDMENT NO. 57

Prospectus—Summary Section

—Lazard Capital Allocator Opportunistic Strategies Portfolio—Principal Investment Strategies; Principal Investment Risks

14.
Staff Comment:  Please confirm that any expenses relating to short sales, which are referenced in the third paragraph under "Principal Investment Strategies," are included in "Other Expenses" in the Fees and Expenses table.

Response:  Fund management has advised us that these expenses are included in "Other Expenses" in the Fees and Expenses table.  Note that parenthetical "(including substitute dividend expense on securities sold short)" has been added to the caption "Other Expenses."  In addition, the following footnote has been added to "Other Expenses":  "The Portfolio's Other Expenses for the fiscal year ended December 31, 2010 have been restated to include [__]% of substitute dividend expense on securities sold short estimated for the current fiscal year."

15.
Staff Comment:  The ninth paragraph under "Principal Investment Risks" states that:  "Derivatives transaction, including those entered into for hedging purposes,…"  The Division of Investment Management has recently made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).  Please review the observations set forth in that letter and revise your disclosure of risks of derivatives accordingly.

Response:  Each Portfolio's disclosure regarding derivatives usage has been tailored specifically for the Portfolio, and the associated risk disclosure has been tailored to the types of derivatives discussed for that Portfolio.  The referenced disclosure has been revised to be more specific to the types of derivatives included in the Portfolio's disclosure and now reads as follows in the Amendment:

Derivatives transactions, including those entered into for hedging purposes, may reduce returns or increase volatility, perhaps substantially.  Swap agreements, forward currency contracts and over-the-counter options on securities (including options on ETFs and ETNs), indexes and currencies are subject to the risk of default by the counterparty and can be illiquid.  These derivatives transactions, as well as the futures contracts and exchange-listed options in which the Portfolio may invest, are subject to many of the risks of, and can be highly sensitive to changes in the value of, the related index, commodity, interest rate, currency, security or other reference asset.  As such, a small investment could have a potentially large impact on the Portfolio's performance.  Whether or not the Portfolio engages in currency derivatives transactions, the Portfolio may experience a decline in the value of its portfolio securities, in U.S. dollar terms, due solely to fluctuations in currency exchange rates.  Use of derivatives transactions, even if entered into for hedging purposes, may cause the Portfolio to experience losses greater than if the Portfolio had not engaged in such transactions.

The disclosure for all Portfolios that include derivatives as a principal investment strategy has been similarly revised, as appropriate for each Portfolio.

Prospectus—Additional Information About Principal Investment Strategies and Principal Investment Risks

—Additional Information about Principal Investment Strategies—Lazard U.S. Strategic Equity Portfolio

16.
Staff Comment:  The third sentence states that:  "The Investment Manager currently intends to invest the Portfolio's assets in a relatively small number of issuers."  Please confirm whether investing in "a relatively small number of issuers" is a principal investment strategy of the Portfolio.

Response:  Investing in "a relatively small number of issuers" is not a principal investment strategy of the Portfolio.  The referenced sentence has been removed.

GENERAL

17.
Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Since the Fund and its management are in possession of all facts relating to the Portfolios' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from the Fund, on behalf of the Portfolios, is filed with this letter.

*     *     *     *     *     *     *     *

Also filed with this letter are the acceleration requests from the Fund and its principal underwriter, requesting acceleration of the effective date of the Amendment so that it becomes effective as soon as practicable on the morning of Thursday, March 31, 2011.

We hope the Staff finds this letter and the revisions in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6173 or Janna Manes at 212.806.6141.

Very truly yours,

_____________________
Linda Y. Kim

cc:  Janna Manes

THE LAZARD FUNDS, INC.
30 Rockefeller Plaza
New York, New York  10112

March __, 2011

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE LAZARD FUNDS, INC.

By:	_______________________
Tamar Goldstein
Assistant Secretary